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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                    FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                          OF THE INVESTMENT COMPANY ACT OF 1940
                         FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Names:                                           PEACOCK FINANCIAL CORPORATION

Address and Principal Business Office:           248 EAST MAIN STREET
                                                 SAN JACINTO, CA  92583

Telephone Number:                                (909) 487-8911

Name & address of agent for service of process:  Eric B. Rasmussen, Esq.
                                                 4400 MacArthur Blvd,
                                                 Suite 700
                                                 Newport Beach, Ca  92660


The Company has filed a registration statement for class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of registration statement or, if the file is unknown or has not yet been assigned, give the date on which the registration statement was filed:
2-91651-D.

The undersigned company certifies that it is a closed-end company organized under the laws of Colorado and which its principal place of business is in California; that it will be operated for the purpose of making investments in securities described in section 2(48)(a) (1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of securities to the extent required by the Act.

Pursuant to the requirements of the Act, the Undersigned Company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company act of 1940 to be duly signed on its behalf in the city of Las Vegas, the state of Nevada on the 15th day of September, 1998.

                       SIGNATURE     PEACOCK FINANCIAL CORPORATION


                                BY /s/ STEVEN R. PEACOCK


Attest  /s/ Bruce Merati
        ------------------------
        Secretary
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        Title